						Exhibit 12
Motorola Solutions, Inc. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,

(In Millions)	2014		2013	2012	2011	2010

Pretax income (1)	($1,177)		$869	$877	$468	$380

Fixed charges (as calculated below)	155		128	164	260	256

Earnings (2) (3)	($1,005)		$1021	$999	$626	$622

Fixed charges:

Interest expense	$147		$132	$105	$132	$217

Rent expense interest factor	21		17	15	23	21

Amortization of debt issuance discounts	4		3	2	2	3

Total fixed charges (2)	$172		$152	$122	$158	$241

Ratio of earnings to fixed charges	N/A	(4)	6.7	8.2	4.0	2.6

Notes
(1) After adjustments required by Item 503 (d) of SEC Regulation S-K.

(2) As defined in Item 503 (d) of SEC Regulation S-K.

(3) The Company has no capitalized interest.

(4) Earnings were inadequate to cover fixed charges for the year ended December 31, 2014 by approximately $1.2 billion.